Connecticut Office:

Form 20-F, File No. 001-32500

93 Benton Hill Road

Trade Symbol:

Sharon, CT  06069

TSX:

 TNX

Tel:  (860) 364-1830

NYSE MKT LLC:  TRX

Fax:  (860) 364-0673

South Surrey Office:

Suite 404 – 1688 152nd Street

South Surrey, BC  V4A 4N2

Toll Free: 1-800-811-3855

Email:    investors@TanzanianRoyalty.com

Tel: (604) 536-7873

Website:  www.TanzanianRoyaltyExploration.com

Fax: (604) 536-2529

News Release – February 24, 2014

Tanzanian Royalty Announces Letter of Intent Signed for JV Development of a Commercially Producing Mine at Buziba-Busolwa, Buckreef

Tanzanian Royalty Exploration Corporation and Allied Gold Corp. (“AGC”) of United Arab Emirates are pleased to announce the signing of a letter of intent to develop a commercially producing mine in the area known as Buziba-Busolwa in Tanzania, in a stand-alone development that will encompass the Buziba site within the Company’s Buckreef Gold Project.

Buckreef Gold Company Limited (“BGCL”), a project subsidiary of Tanzanian Royalty owned 55% by Tanzanian Royalty and 45% by the State Mining Company of Tanzania (“Stamico”), has signed a letter of intent with ARL Gold Tanzania Limited (“ARL”), a subsidiary of AGC, to conclude a Definitive Joint Venture Agreement in connection with a joint venture to be created for the development of a producing gold mine at Buziba-Busolwa.

Buziba-Busolwa is located in the prolific Lake Victoria Goldfields of northern Tanzanian within the Rwamagaza Greenstone Belt.  Major gold producers in the region include AngloGold Ashanti’s Geita mine (18M oz), the largest gold producer in Tanzania located 30 kilometres to the northeast of Buckreef, and African Barrick’s Bulyanhulu gold mine (12M oz) which is situated 60 kilometres to the southeast.

The Buziba-Busolwa Project will combine the Company’s resource at its Buziba site with ARL’s adjoining properties, now being reviewed for inclusion in a pre-feasibility study in progress.

The Company’s BGCL joint venture with Stamico will hold a 40% interest in the Buziba-Busolwa Project, with AGC holding the remaining 60%.  James E. Sinclair, President and CEO of Tanzanian Royalty stated, “The new joint venture will allow Tanzanian Royalty to accelerate the simultaneous development of large portions of the area known as Buckreef.”

A recently announced highly successfully drilling program has confirmed the potential for a standalone mine at Buckreef Main.  “Now with the joint venture to expand and develop Buziba-Busolwa, we have the potential to accelerate development of 2 large gold mine deposits,” added Mr. Sinclair.

Significantly, and in addition to the synergies and expansion value of this joint venture, Tanzanian Royalty is also relieved of raising additional financing to bring the Buziba-Busolwa Project to production.

Qualified Person

The qualified person for Tanzanian Royalty Exploration Corporation is Mr. Phillip Kaniki, General Manager, Exploration and Administration. Mr. Kaniki is registered as a Chartered Professional Member of the Australasian Institute of Mining and Metallurgy MAusIMM CP (Geo) (Reg. No 221963/07) and has reviewed and approved the contents of this news release.

Respectfully Submitted,

James E. Sinclair

President and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website: www.TanzanianRoyalty.com

The Toronto Stock Exchange and NYSE MKT LLC have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our SEC filings.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors.

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